Exhibit 4.14

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND SIX-MONTH PERIODS

ENDED JUNE 30, 2021

Table of contents

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND SIX-MONTH PERIODS

ENDED JUNE 30, 2021

1.	MANAGEMENT DISCUSSION & ANALYSIS	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA	4

4.	OVERVIEW OF Q2 2021	6

5.	FINANCIAL RESULTS	17

5.1	Basis of financial discussion	17

5.2	Selected interim information	18

5.3	Other financial information	19

5.4	Selected financial information	20

5.5	Summary of quarterly results	22

5.6	Liquidity and capital resources	22

5.7	Cash flow summary	24

6	TRANSACTIONS BETWEEN RELATED PARTIES	26

7	DISCLOSURE OF OUTSTANDING SHARE DATA	28

8	CRITICAL ACCOUNTING ESTIMATES	29

9	CHANGES IN ACCOUNTING POLICY	32

10	RISK FACTORS AND UNCERTAINTIES	32

11	ADDITIONAL INFORMATION	35

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	1

1.	MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three and six months ended June 30, 2021 (“Q2 2021”). References to “Bragg” or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the interim unaudited condensed consolidated financial statements for the three months and six months ended June 30, 2021 (the “Interims”).

For reporting purposes, the Corporation prepared the Interims in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Interims. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Interims.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to August 11, 2021, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Corporation announced a one-for-ten share consolidation. At the annual and special meeting of the Corporation’s shareholders held on April 28, 2021, the Corporation’s shareholders granted the Board discretionary authority to implement a consolidation of the issued and outstanding common shares of the Corporation (“Common Shares”) on the basis of a consolidation ratio of up to fifteen (15) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Corporation’s existing trade symbol "BRAG" on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retroactively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share units and restricted share units have been restated after applying the consolidation ratio.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	2

2.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of August 11, 2021, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	3

3.	LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

Bragg Gaming: Overview and Strategy

Bragg is a growing global gaming content and technology group and owner of well-known business-to-business ("B2B") gaming companies. Its suite of iGaming content and technology, commercial relationships and operational licences allows it to offer a full turnkey gaming solution in regulated online gaming markets internationally. Its premium content catalogue currently includes over 13,000 casino games, including proprietary games developed by its studios, third-party games developed on its remote games server ("RGS") for exclusive distribution, and aggregated, licensed games from top studios around the world.

The Corporation’s wholly owned suite of products includes a state-of-the-art player account management ("PAM") platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Corporation's technology was developed on a greenfield basis and is not dependent on legacy code. The Corporation’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including the UK and the emerging United States and Canadian online gaming markets.

The Corporation was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Corporation completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”). The Corporation is currently listed on the Toronto Stock Exchange under the symbol BRAG.TO and has applied to list on the Nasdaq Stock Market under the symbol BRAG. Oryx has been in operation for over nine years as a full turnkey iGaming solutions provider to the online gaming industry, with an established customer base in Europe and Latin America.

In May 2021, the Corporation entered into a definitive agreement to acquire Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions. The acquisition of Spin is subject to customary closing conditions, including required regulatory approvals. In June 2021, the Corporation acquired Wild Streak LLC doing business as Wild Streak Games (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in regulated markets in the United States and Europe.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	4

The Corporation continues to invest in building a strong, experienced management team to drive its strategic initiatives. On May 1, 2021, the Corporation appointed a new Chief Executive Officer, Richard Carter, an industry veteran and previously CEO of SBTech, which was acquired by DraftKings. During the quarter, the Corporation’s management team was further bolstered by the addition of Doug Fallon, founder of Wild Streak, as Managing Director of Group Content and Chris Looney, formerly Commercial Director of online casino games developer Red Tiger Gaming, as Chief Commercial Officer.

With its experienced management team, differentiated content portfolio, software-as-a-service ("SaaS") technology and managed services, the Corporation aims to become a leading vertically integrated gaming content and technology provider in the iGaming industry.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	5

4.	OVERVIEW OF Q2 2021

4.1	Executive summary

Financial performance in the second quarter of 2021

During the three months ended June 30, 2021, the Corporation has continued to deliver against its strategic objectives and accelerated growth while remaining committed to revenue diversification and geographic expansion.

The Corporation’s revenue1 increased from the same period in the previous year by 27.6% to EUR 15.5m (Q2 2020: EUR 12.1m) and by 9.1% from the prior quarter (Q1 2021: EUR 14.2m) keeping its quarterly growth momentum since Q1 2019. Excluding the Wild Streak revenue for the period, the Corporation’s revenue increased by 25.5% to EUR 15.2m (Q2 2020: EUR 12.1m). The Corporation’s revenue growth compared to the same period in the previous year (excluding Wild Streak) was derived from organic growth from its existing customer base alongside new customers onboarded in the period.

The Corporation’s revenue growth was mainly derived from the games and content services which accounted for 88% (Q2 2020: 90%) of total revenues as demand for the Corporation’s unique games and content and technology proposition continues to grow. The Corporation’s growth has been underpinned by continued investment and innovation in its technology and product offering with the main focus on the Oryx Hub, data analytics and customer engagement platform and new in-house content, demonstrating the potential of the Corporation to further leverage its technology to accelerate growth with the goal of achieving profitability.

The Corporation saw continued growth in gameplay, unique player numbers and increased engagement levels throughout its network. Total wagering generated via our games and content offered by Oryx and Wild Streak in the period was up by 15.9% from the same period in the previous year to EUR 3.8 billion (Q2 2020: EUR 3.3 billion) and the number of unique players2 using Oryx games and content increased by 21.0% to 2.3m (Q2 2020: 1.9m). These strong numbers are a result of significant improvements to our core content offering including the recent technical developments which enhance the user-experience.

Gross profit increased compared to the same period in the previous year by 37.5% to EUR 7.0m (Q2 2020: EUR 5.1m) with gross margins increasing by 3.3% to 45.4% (Q2 2020: 42.1%), mainly attributed to higher proportion of revenue derived from our PAM platform and managed services compared to games and content which have lower associated cost of sales.

1 Revenue includes the Corporation’s share in game and content, platform fees and management and turnkey solutions.

2 Unique players individuals who made a real money wager at least once during the period

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	6

Selling, general and administrative expenses increased from the same period in the previous year by 114.5% to EUR 8.9m (Q2 2020: EUR 4.1m) amounting to 57.2% of total revenue (Q2 2020: 34.0%). Main movements in the quarter were driven by the following:

A.	Salaries and subcontractors increased by 78.2% to EUR 3.7m (Q2 2020: EUR 2.0m) as the Corporation continued to invest in expanding its technology and product teams including software developers, product, analytics professionals and executive team to source new customers, maintain growth from existing customer base, expansion into new markets, adjustments to regulatory requirements and enhancement of its technology offering. The balance includes an exceptional cost amounting to EUR 0.6m (Q2 2020: Nil) relating to the termination of the employment contract of the previous interim CEO in June 2021.

Share based payment costs increased by EUR 1.0m to EUR 0.9m (Q2 2020: EUR Negative 0.1m) predominantly due to vesting related to the share-based incentive plan awards to new directors and management in Q1 2021 composed of DSUs and RSUs.

Total employee costs (including share-based payments charge) increased by 138.6% to EUR 4.5m (Q2 2020: EUR 1.9m) primarily due to increased headcount, share based payment costs and one-off payment for the termination of an employment agreement.

B.	IT hosting cost increased by 10.0% to EUR 0.4m (Q2 2020: EUR 0.4m) mainly due to increase of traffic and associated server cost, which was in line with the revenue growth.

C.	Professional fees increased by EUR 0.8m to EUR 1.1m (Q2 2020: EUR 0.3m). This is due to an increase in audit, legal and corporate costs to comply with quarterly reviews and additional filings as well as corporate governance requirements to support the Corporation trading on TSX, amounting to EUR 0.3m. In addition, an exceptional amount of EUR 0.6m (Q2 2020: Nil) incurred in relation to legal and professional fees on the Nasdaq listing, base shelf prospectus and other non-recurring regularity and legal matters.

D.	Corporate costs increased by EUR 0.4m to EUR 0.5m (Q2 2020: EUR 0.1m) as a result of the Corporation’s increased investment in corporate marketing and investor relation activities.

E.	Bad debt expense decreased by EUR 0.3m to EUR 0.1m (Q2 2020: EUR 0.4m) as a result of reduction in expectancy of the risk of the aging and liquidity of trade receivables due to improvement in billing processes and collection of customer funds.

F.	Transaction and acquisition costs amounted to EUR 0.6m (Q2 2020: EUR 0.3m) and relates to activities associated with the acquisition of the Wild Streak and Spin and the deployment of the Corporation’s M&A strategy which includes legal, financial, tax and technical processes.

G.	Other operational costs amounted to EUR 0.4m (Q2 2020: EUR 0.1m) and relate predominantly to an increase in the premium in relation to the Corporation’s directors’ and officers’ insurance of EUR 0.2m (Q2 2020: EUR 0.0m).

Total net loss from continuing operations for the period amounted to EUR 2.3m (Q2 2020: EUR 0.6m) a movement predominantly driven by the incremental increase in total employee costs of EUR 2.6m, and exceptional professional fees as a result of the Nasdaq listing process and shelf base prospectus (EUR 0.6m), offset by increased gross profit of EUR 1.9m and reduction in costs in relation to deferred consideration payable of EUR 1.1m.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	7

The Corporation’s performance improved in the period, with Adjusted EBITDA increasing from the same period in the previous year by EUR 0.1m to EUR 1.9m (Q2 2020: EUR 1.8m) but with a decreased Adjusted EBITDA margin by 2.1% to 12.3% (Q2 2020: 14.4%) mainly as a result of the increased salary and subcontractors’ costs as part of the Corporation’s investment in the expansion of its software development, product and management functions. A reconciliation between the current quarter’s reported figures and the prior year quarter’s figures to Adjusted EBITDA is shown in Note 5.3.

Cash flow from operating activities for the three months ended June 30, 2021, amounted to negative EUR 0.8m (Q2 2020: EUR 0.6m). The decrease was primarily due to increases in operational costs in the period.

Cash flow used in investing amounted to EUR 8.9m (Q2 2020: EUR 0.5m) and is mainly attributable to the consideration paid upon the acquisition of Wild Streak amounting to EUR 8.2m (Q2 2020: EUR Nil) and the additions of intangible assets in the value of EUR 0.8m (Q2 2020: EUR 0.5m).

Cash flow from (used in) financing activities amounted to an inflow of EUR 0.6m (Q2 2020: outflow EUR 0.1m) which is predominantly related to proceeds from exercise of stock options.

Financial performance in the first half of 2021

Revenues

The Corporation’s revenue increased from the same period in the previous year by 41.8% to EUR 29.7m (H1 2020: EUR 20.9m). The Corporation’s revenue growth was mainly in the games and content services as demand for the Group’s unique games and content proposition continues to grow. The Corporation’s growth was underpinned by continued investment and innovation in its technology and product offering with the focus on the Oryx Hub, data analytics and customer engagement platform and new in-house content, demonstrating the potential of the Corporation to further leverage its technology to accelerate growth with the goal of achieving profitability.

Expenses

Cost of goods amounted to EUR 16.0m (H1 2020: EUR 11.9m) an increase of 35.1% from the same period in the previous year representing 53.9% of Corporation’s revenue, a decrease of 2.7% (H1 2019: 56.6%) mainly attributable to the shift in proportion of revenue from games and content to iGaming and turnkey services, the latter of which have lower associated cost of sales.

Operating expenses (including the loss on remeasurement of deferred and contingent consideration) amounted to EUR 16.0m an increase of EUR 2.6m from the same period in the previous year (H1 2020: EUR 13.4m).

Expenses were mainly driven by EUR 2.1m increase in salaries and subcontractors to support Corporation growth in technology, product, compliance, sales and management, an increase of EUR 2.3m in share based payment as part of the directors and management share based award in Q1 2021, an increase in professional fees of EUR 1.1m in relation to legal and professional fees incurred on the proposed Nasdaq listing and base shelf prospectus, an increase in transaction and acquisitions costs in the value of EUR 0.8m and a EUR 0.6m increase in other operational costs associated with directors and officers insurance. These adverse movements have been offset by the reduction of loss on remeasurement of deferred and contingent consideration for the period in the value of EUR 5.2m and accretion of the deferred and contingent consideration liability totalling EUR 0.9m.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	8

Profitability

Adjusted EBITDA amounted to EUR 4.2m (H1 2020: EUR 2.5m) an increase of EUR 1.7m for the period with margins increasing by 2.6% base points to 14.3% (H1 2020: 11.7%).

Operating loss amounted to EUR 2.3m (H1 2020: EUR 4.3m) a decrease of EUR 2.0m mainly as a result of nil expenses relating to loss of remeasurement of deferred and contingent consideration (H1 2020: EUR 5.2m) offset by increase in selling general and administrative expenses.

Investments

Cash flows used in investing activities amounted to EUR 21.0m (H1 2020: EUR 0.9m) and is mainly attributable to deferred and contingent consideration payments of the Oryx cash earn-out in the value of EUR 11.5m in Q1 2021, (H1 2020: Nil), consideration in connection with the acquisition of Wild Streak in the value of EUR 8.2m (H1 2020: Nil) and additions of intangible assets in the value of EUR 1.4m (H1 2020: EUR 0.8m).

Financing

Financing activities amounted to a net cash inflow of EUR 12.6m (H1 2020: outflow EUR 0.1m) which is predominantly related to the net proceeds from exercise of warrants and broker warrants in the value of EUR 10.8m (H1 2020: Nil) relating to the November 2020 public offering, EUR 1.3m (H1 2020: Nil) relating to the private placement in which members of the Board and management participated in, and which closed on January 13, 2021; and EUR 0.6m in proceeds from exercise of stock options (H1 2020: EUR nil).

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	9

Financial position:

Cash and cash equivalents as of June 30, 2021, amounted to EUR 21.0m (December 31, 2020: EUR 26.1m) and decreased by EUR 9.1m in the three months to June 30, 2021, primarily as a result of the EUR 8.2m cash investment for the acquisition of Wild Streak in June 2021.

Trade and other receivables as of June 30, 2021, totalled EUR 8.4m (December 31, 2020: EUR 10.3m) a reduction which is due to the improvements in cash collection offset by an increase in provision against expected credit losses of EUR 0.3m.

Prepaid expenses and other assets as of June 30, 2021, increased by EUR 1.8m to EUR 2.1m (December 31, 2020: EUR 0.3m) namely due to increase of EUR 0.8m in prepaid expenses in relation to the Corporation’s M&A activities and EUR 0.5m in relation to directors and officers insurance.

Trade payables and other liabilities as of June 30, 2021, increased by EUR 0.3m to EUR 17.3m (December 31, 2020: EUR 17.0m) as result of a EUR 3.2m increase in trade payables and accrued liabilities to EUR 15.7m (December 31, 2020: EUR 12.5m) offset by a decrease in sales tax payable of EUR 2.8m to EUR 1.6m (December 31, 2020: EUR 4.4m).

Deferred and contingent considerations as of June 30, 2021, was EUR 0.1m (December 31, 2020: EUR 11.5m) due to the full settlement of the Oryx earn-out on January 18, 2021, and addition of EUR 0.1m payable to vendors of Wild Streak for working capital adjustments. Upon extinguishment of the Oryx earn-out liability the Corporation is no longer exposed, with the exception of lease commitments, to any long-term cash debts.

Other activities during Q2 2021

(1)	Share consolidation: At the annual and special meeting of shareholders of the Corporation held on April 28, 2021, the shareholders approved the Corporation to implement a consolidation (reverse stock split) of the Common Shares. The Board determined that the consolidation ratio would be on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (1-for-10). The consolidation became effective as of April 30, 2021, and the Common Shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retroactively in this MD&A.

(2)	Amendment and restatement of omnibus equity incentive plan: The Corporation maintains an Omnibus Incentive Equity Plan ("OEIP") for certain employees and consultants. At the annual and special meeting of shareholders of the Corporation held on April 28, 2021, the shareholders approved the increase in the number of Common Shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

(3)	Base shelf prospectus: On May 4, 2021, the Corporation filed a short form base shelf prospectus (the "Base Shelf Prospectus"), with securities regulators in each of the provinces and territories of Canada. The Base Shelf Prospectus permits the Corporation to offer and sell Common Shares, unsecured debt securities, subscription receipts, warrants, other securities convertible or exchange for Common Shares or other securities of the Corporation or any combination thereof in various offerings having an aggregate value of up to CAD 500m during the 25-month period that the Base Shelf Prospectus remains effective.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	10

(4)	Nasdaq listing: At the annual and special meeting of shareholders on April 28, 2021, the Corporation announced that it had filed an application to list its Common Shares on The Nasdaq Stock Market (“Nasdaq”).

(5)	Appointment of Richard Carter to Chief Executive Officer: Effective May 1, 2021, Mr. Carter succeeded Adam Arviv, the Corporation’s former Chief Executive Officer. Mr. Arviv's services contract was terminated and he also stepped down as a member of the Board. In connection with Mr. Carter's appointment to Chief Executive Officer he entered into an employment agreement with the Corporation which provides Mr. Carter's terms of employment including his entitlement to equity awards under the OEIP through stock options and deferred stock units.

(6)	Acquisition of Spin: On May 12, 2021, the Corporation announced it had entered into an agreement to acquire Spin in a cash and stock transaction for a purchase price of approximately USD 30 million. Under the deal the sellers of Spin will receive USD 10 million in cash and USD 20 million in Common Shares of the Corporation of which USD 5 million in Common Shares will be issued on closing and the balance over the next three years. The transaction is expected to close following final approval from state gaming regulators and satisfaction of other customary closing conditions.

(7)	Acquisition of Wild Streak: On June 2, 2021, the Corporation acquired Wild Streak in a cash and stock transaction for a purchase price of approximately USD 30 million. Under the deal the sellers of Wild Streak will receive USD 10 million in cash at closing and USD 20 million worth of Common Shares of the Corporation over the next three years, subject to acceleration in the event of a change of control.

Other:

(1)	Share Capital: As at June 30, 2021, the number of issued and outstanding shares was 19,948,814 (June 30, 2020: 8,036,385), the number of outstanding awards from equity incentive plans was 1,594,071 (June 30, 2020: 1,075,147), and the number of outstanding warrants was 16,886 (June 30, 2020: 2,866,058).

(2)	Employees: Excluding discontinued operations, as at June 30, 2021, the Corporation employed 259 employees (December 2020: 241) across Slovenia, UK, USA and Canada. Approximately 155 are part of the product technology team, 37 are part of business development, sales and marketing, 35 are part of the platform service and turnkey solutions and 32 in corporate head-office and support services.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	11

Strategic progress

The Corporation’s vision is to become a leading vertically integrated gaming content and technology provider in the iGaming industry, including as an iGaming turnkey solution provider and distributor and provider of online casino games via its in-house studio and via third party content providers, existing and new exclusive studio partnerships, and to capture an increasing proportion of the online gaming value chain. It plans to achieve this through the following:

1. Focus on Core Business Growth:

The Corporation intends to continue growing its core business by both adding new customers and expanding within its existing customer base alongside its customers as they increase their player base through organic growth and entering new jurisdictions.

The Corporation aims to gain new customers and support existing customers by continuing to innovate and allocating resources to drive superior player engagement to provide its customers a competitive advantage. This involves developing and securing exclusive premium content coupled with a focus on developing its platform, data analytics and player engagement tools designed to increase return on investment for Bragg’s customers.

The Corporation’s modern and proprietary technology was developed in-house, with the goal of enhancing the player experience, quickly and seamlessly integrating with customer operations to give immediate access to products, and collecting and responding to real time data. The Corporation’s player engagement and data analytics tools are provided alongside its Oryx Hub distribution platform, and work across titles from any game supplier, whether the content is proprietary, exclusive, or licensed and aggregated from third parties.

The Corporation’s player engagement tools include tournaments with real-time leaderboards which internal studies have shown to be successful in increasing bets, number of rounds and number of players, generating more revenues for customers which use them. During the quarter, the Corporation further expanded its player engagement tools with the launch of its promo push in-game promotional messaging functionality, and it continued to develop additional gamification features including a game recommendation engine, mystery jackpots and in-game missions and quests.

During the first half of 2021, the Corporation launched a new platform customer in Croatia and invested in platform enhancements and improvements focused on the upcoming Dutch platform customers which is expected in Q4 this year. In addition, the Corporation launched four new content customers. For the three and six months ended June 30, 2021, customer concentration from the top 10 customers was 57.1% and 58.7%, respectively of total revenues, down from 64.4% and 62.53%, respectively of total revenues for the same periods in the previous year. As of June 30, 2021, the Corporation’s total customer base was 143 customers, where a customer is a company or group of companies with one or more online casino operating licenses and one or more active online casino brands.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	12

2. Develop Games through Owned Studios:

The Corporation intends to develop and produce more proprietary casino content, which the Corporation believes offers significant Adjusted EBITDA margin expansion opportunities by capturing a greater share of revenue generated from games. The Corporation aims to capture between 90% and 100% of the revenue from proprietary games, compared to historically capturing approximately only 35% of revenue from the distribution of exclusive and non-exclusive third-party games.

Leveraging its many years of experience in game development and its proprietary player engagement tools, the Corporation plans to design its games to produce an enhanced player experience and increase the life-time-value of players. The Corporation’s player engagement tools, such as tournaments, have demonstrated an ability to increase bets, number of rounds and number of players, which has led to more revenue from those games implementing these tools.

The Corporation’s access to data through in-game performance monitoring features also allows it to create and adjust products to better serve players’ continuously shifting preferences. The Corporation is then able to rapidly distribute new and improved content to all operators on its network. The recent acquisition of Wild Streak added 39 premium proprietary, U.S.-focused casino games to the Corporation’s portfolio, as well as the ideas, designs and skills of Doug Fallon and his experienced studio team.

During Q2 the Corporation launched two proprietary games developed by its new in-house Oryx studio. The games were deployed across the network, were well received by players and have been producing solid performance metrics.

3. Focus on M&A and Other Strategic Transactions:

The Corporation also intends to continue to grow through non-core business initiatives including through M&A and other strategic transactions. The Corporation will continue to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives. It is expected that as part of the consideration for any such transactions, the Corporation may, subject to any customary approvals, issue additional shares or other securities in the capital of the Corporation.

During Q2 2021, the Corporation announced it had entered into an agreement to acquire Spin in a cash and stock transaction for a purchase price of approximately USD 30 million. Pursuant to the agreement, the sellers of Spin will receive USD 10 million in cash and USD 20 million in Common Shares of the Corporation of which USD 5 million in Common Shares will be issued on closing and the balance over the next three years. The transaction is expected to close in Q4 2021 following final approval from state gaming regulators and satisfaction of other customary closing conditions.

In addition, on June 2, 2021, the Corporation acquired Wild Streak in a cash and stock transaction for a purchase price of approximately USD 30 million to realize its stated strategy of owning more of the iGaming value chain by producing more proprietary content. Wild Streak is a game studio specializing in premium casino slot game design, with a portfolio of popular slot games proven in the U.S. and in Europe.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	13

4. Expand to New Markets:

The Corporation has an established presence in many jurisdictions in the European market. As other geographies continue to adopt regulations in favour of online gaming, the Corporation believes it is well-positioned to expand into new markets. Bragg’s geographic growth strategy is driven by regulatory approvals and the subsequent creation of a new market. Markets where growth opportunities have been identified include the United States, Canada, Latin America, and the UK. Within Europe, the Corporation’s goal is to further diversify across the region and increase market share through strategic partnerships with suppliers and operators and through acquisitions.

5. Expanding offering by introducing exclusive content:

The Corporation expects to expand its offering of premium exclusive third-party content. Through new investments and partnerships with more studios, it intends to increase distribution of premium and localized content. It anticipates that these exclusive deals as well as original content will allow the Corporation to create bespoke content adjustable to the markets in which it currently operates or plans to enter. The Corporation released 22 new exclusive games during the first half of 2021, and the Corporation is in discussions with several studios for the exclusive rights for a further 60 to 70 slot titles per year (which would double the Corporation’s exclusive content portfolio).

6. Diversify Product Offering:

To enhance its value proposition to existing customers as well as attract new customers, the Corporation actively seeks to diversify its suite of product offerings. This entails enhancing its content base through continued partnerships with leading studios. Product expansion includes entering into new game types such as instant-wins, sportsbook and lottery. As the product suite continues to evolve and expand based on demand, the Corporation intends to continue investing in its technology stack. This includes adding features such as customizable jackpots, advanced user engagement services, and additional capabilities that enable customers to glean player insights.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	14

Updates in various local markets

Germany

The Corporation has exposure to revenues derived from customers who have predominantly German end-users. A new regulatory scheme was introduced to the German market effective July 1, 2021. The changing regulatory landscape in the German market is expected to have a negative impact on revenue mainly due to the introduction of restrictions on game play, responsible gambling initiatives and gaming tax. The impact of the regulations is anticipated in the Corporation’s strategy and growth expectations, and the Corporation will continue to monitor how the German market adjusts to the new regulatory framework, is closely working with its German facing customers, and expects to continue to be a major supplier in the jurisdiction.

European regulated countries

The Dutch regulation permitting on-line gaming is expected to become effective on October 1st, 2021, and the Corporation is seeking to onboard Dutch clients and partner with them in the newly regulated Dutch market. In April 2021, the Corporation applied for a Greek B2B license (awarded in August 2021) and continues to monitor EU and non-EU markets for regulatory developments (e.g., Georgia and Ukraine).

The United Kingdom

The Corporation has applied for a game supply and hosting license from the United Kingdom Gambling Commission, which will enable it to extend its offer to the UK market and to some international clients already on board.

Italy

The Corporation is in the process of certifying content which will allow it to supply customers in the Italian market.

The United States

The Corporation is in the process of applying for a supplier license in New Jersey, Pennsylvania, and Michigan.

Other

The Corporation has also applied for a Bahamian supplier license.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	15

Outlook

The Corporation continues to invest in new and proprietary content, invest in its leading technology and grow and diversify its global footprint by entering into new markets in Europe and in North America and by winning new customers in new jurisdictions. Reflecting the continued progress being achieved with these and other strategic initiatives, the Corporation expects to be able to grow the Total Addressable Market (“TAM”) of approximately USD $2.8 billion it currently serves to a TAM of approximately USD $18.4 billion next year.

The Corporation also expects to increase its output of games produced by in-house studios as in 2021 it expects to release five games in Europe from its proprietary Oryx Gaming studio, representing 11% of all exclusive games released via the Oryx remote games server this year. In 2022, Oryx Gaming expects to release 19 proprietary games in Europe, representing 33% of exclusive games released via the Oryx remote game server in the region. In 2022 Oryx Gaming expects to release four proprietary games in the U.S., and the Corporation’s Wild Streak studio expects to release ten proprietary games in the U.S. for a total of 14 fully owned online slot game titles expected to go live in the region, and representing 37% of all exclusive games expected to be launched by the Corporation in the U.S. in 2022. The increased proportion of in-house games released is expected to benefit the Corporation’s gross profit margin profile.

The Corporation’s North American (U.S. and Canada) market expansion is progressing according to plan and the Corporation has filed an application to list on the Nasdaq. The global outbreak of COVID-19, has had, and continues to have, a significant impact on the global economy. The Corporation derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix have. Management continues to monitor the effects COVID-19 on the Corporation’s performance and will amend its outlook as, and if, it deems necessary.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	16

5.	FINANCIAL RESULTS

5.1	Basis of financial discussion

The financial information presented below has been prepared to examine the results of operations from continuing activities. During the year ended December 31, 2019, the Corporation decided to discontinue its online media business unit. As such, the performance of the online media division has been excluded.

The presentation currency of the Corporation is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Corporation’s economic inflows, outflows as well as its assets and liabilities.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	17

5.2	Selected interim information

The following is selected financial data of the Corporation for the three and six months ended June 30, 2021, and 2020.

The primary non-IFRS financial measure which the Corporation uses is Adjusted EBITDA3. When internally analyzing underlying operating performance, management excludes certain items from EBITDA (earnings before interest, tax, depreciation, and amortization).

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
EUR 000	2021	2020	2021	2020
Revenue	15,491	12,145	29,687	20,929
Net Loss from continuing operations	(2,331)	(620)	(3,405)	(6,004)
EBITDA	(774)	1,429	(437)	(2,867)
Adjusted EBITDA	1,900	1,751	4,242	2,453

Basic and diluted loss per share
- continuing operations	(0.12)	(0.08)	(0.18)	(0.75)

	As at	As at
	June 30,	December 31,
	2021	2020
Total assets	90,136	72,094
Total non-current financial liabilities	529	593

Dividends paid	nil	nil

Non-current financial liabilities consist of lease obligations on right of use assets in relation to office leases.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods.

3 Adjusted EBITDA excludes income or expenses that relate to exceptional items and non-cash share-based charges and includes deductions for lease expenses that are recognized as part of depreciation and finance charges under IFRS 16.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	18

5.3	Other financial information

To supplement its June 30, 2021 interim financial statements presented in accordance with IAS 34, Interim Financial Reporting, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss (income) to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2021	2020	2021	2020
Operating loss (income)	(1,825)	762	(2,324)	(4,318)
Depreciation and amortization	1,051	667	1,887	1,451

EBITDA	(774)	1,429	(437)	(2,867)
Depreciation of right-of-use assets	(37)	(53)	(75)	(105)
Lease interest expense	(5)	(6)	(10)	(12)
Share based payments	891	(145)	2,200	(94)
Transaction and acquisition costs	573	307	1,136	344
Exceptional costs	1,252	-	1,428	-
Loss on remeasurement of contingent consideration	-	219	-	5,187

Adjusted EBITDA	1,900	1,751	4,242	2,453

Exceptional costs in the three months to June 30, 2021, include one-time costs for the Corporation, of which EUR 0.6m (Q2 2020: Nil) is relating to the termination of the employment contract of the previous interim CEO in June 2021 and EUR 0.6m is in relation to legal and professional fees on the Nasdaq listing, base shelf prospectus and other non-recurring regulatory and legal matters (Q2 2020: Nil).

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	19

5.4	Selected financial information

Selected financial information is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2021	2020	2021	2020
Revenue	15,491	12,145	29,687	20,929
Operating loss (income)	(1,825)	762	(2,324)	(4,318)
EBITDA	(774)	1,429	(437)	(2,867)
Adjusted EBITDA	1,900	1,751	4,242	2,453

	As at	As at
	June 30,	December 31,
	2021	2020
Total assets	90,136	72,094
Total liabilities	21,833	32,197

TRADE AND OTHER RECEIVABLES

	As at	As at
	June 30,	December 31,
EUR 000	2021	2020
Less than one month	8,290	9,563
Between two and three months	606	1,193
Greater than three months	1,645	1,296

	10,541	12,052
Provision for expected credit losses	(2,132)	(1,755)

Trade and Other Receivables	8,409	10,297

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	20

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	June 30,	December 31,
	2021	2020
Trade payables	3,848	6,406
Accrued liabilities	11,825	6,099
Sales tax payable	1,555	4,356
Other payables	51	107

Trade Payables and Other Liabilities	17,279	16,968

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	21

5.5	Summary of quarterly results

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Corporation.

	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
	2019		2020				2021
EUR 000	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenue	6,740	7,841	8,784	12,145	11,714	13,778	14,196	15,491
Operating income (loss)	(77)	(2,895)	(5,080)	762	(2,282)	(5,296)	(499)	(1,825)
EBITDA	456	(2,376)	(4,296)	1,429	(1,533)	(4,623)	337	(774)
Adjusted EBITDA	204	737	702	1,751	1,834	1,259	2,342	1,900
Loss per share (EUR)
- Basic and diluted	(0.00)	(0.70)	(0.67)	(0.08)	(0.40)	(0.52)	(0.06)	(0.12)

5.6	Liquidity and capital resources

The Corporation’s principal sources of liquidity are its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements from continuing operations as follows:

	As at	As at
	June 30,	December 31,
EUR 000	2021	2020
Cash and cash equivalents	20,966	26,102
Trade and other receivables	8,409	10,297
Prepaid expenses and other assets	2,101	263
Consideration receivable	128	148
Current liabilities excluding deferred and contingent consideration	(19,808)	(18,521)

Net working capital	11,796	18,289
Deferred and contingent consideration	(63)	(11,521)
Net current assets from continuing operations	11,733	6,768

All contingent liabilities in relation to the Oryx earn-out were settled in full to the Oryx vendor on January 18, 2021, following shareholder approval on November 27, 2020. On January 18, 2021, the Corporation satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares. Cash paid totaled EUR 11.6m, of which EUR 11.5m fully settled deferred and contingent consideration payable and EUR 0.1m settled interest payable and legal fees. As at June 30, 2021 EUR 0.1m deferred consideration is due to the vendor of Wild Streak for working capital adjustments (December 31, 2020: Nil).

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	22

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Corporation as at June 30, 2021 are below:

	2021	2022	2023	2024	Thereafter	Total
Trade payables and other liabilities	17,279	-	-	-	-	17,279

Lease obligations on right of use assets	88	172	157	157	157	731

Deferred and contingent consideration	63	-	-	-	-	63
	17,430	172	157	157	157	18,073

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	23

5.7	Cash flow summary

The cash flow from continuing operations may be summarized as follows:

	Six Months Ended June 30,
EUR 000	2021	2020
Operating activities	2,149	3,135
Investing activities	(21,004)	(862)
Financing activities	12,590	(141)
Effect of foreign exchange	1,129	(73)
Net cash flow (used in) from continuing operations	(5,136)	2,059

Cash flows used in investing activities is primarily due to final settlement of the Oryx earn out on January 18, 2021, of EUR 11.5m (six months ended June 31, 2020: Nil), cash consideration paid in relation to acquisition of Wild Streak of EUR 8.2m (six months ended June 31, 2020: Nil), and additions to intangible assets of EUR 1.4m (six months ended June 30, 2020: EUR 0.8m):

	Six Months Ended June 30,
EUR 000	2021	2020
Purchases of property and equipment	(51)	(61)
Additions in intangible assets	(1,426)	(801)
Proceeds from sale of discontinued operations	76	-
Consideration paid upon business combination	(8,206)	-
Cash acquired from business combination	124	-
Deferred and contingent consideration payments	(11,521)	-
Cash Flows Used in Investing Activities	(21,004)	(862)

Cash flows from (used in) financing activities comprise EUR 10.8m of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise, EUR 1.3m of net proceeds from shares issued to directors and officers of the Corporation in connection with a private placement (six months ended June 30, 2020: Nil) and EUR 0.6m of proceeds from exercise of stock options (six months ended June 30, 2020: Nil):

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	24

	Six Months Ended June 30,
EUR 000	2021	2020
Proceeds from exercise of warrants and broker warrants	10,817	-
Proceeds from exercise of stock options	625	-
Proceeds from shares to be issued upon private placement, net of issuance costs	1,310	-
Repayment of lease liability	(70)	(113)
Interest income	38	8
Interest and financing fees	(130)	(36)
Cash Flows From (Used in) Financing Activities	12,590	(141)

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	25

6	TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Corporation and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Corporation’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer and Chief Technology Officer. Three key management employees are also shareholders in the Corporation. Transactions and balances between the Corporation and its key management personnel are as follows:

•	Revenues for the three and six months ended June 30, 2021, to a shareholder of the Corporation totalled EUR 28 and EUR 49 (three and six months ended June 30, 2020: EUR 5 and EUR 10), respectively.
•	Total compensation for salaries, director fees, share-based payments, and short-term employee benefits of key management personnel of the Corporation for the three and six months ended June 30, 2021, totalled EUR 2,645 and EUR 4,344 (three and six months ended June 30, 2020: EUR 536 and EUR 974), respectively.
•	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and subsequently employees of the Corporation for the three and six months ended June 30, 2021, totalled EUR 37 (three and six months ended June 30, 2020: EUR nil).
•	Loss on remeasurement of deferred and contingent consideration payable to the former Managing Director of Oryx for the three and six months ended June 30, 2021, was nil (three and six months ended June 30, 2020: EUR 219 and EUR 5,187, respectively). While the key management employee is no longer Managing Director of Oryx, they remain a director of the Corporation.
•	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the three and six months ended June 30, 2021, totalled EUR nil and EUR 52 (three and six months ended June 30, 2020: EUR nil).
•	During the three and six months ended June 30, 2021, legal fees of EUR nil and EUR 25 payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss (three and six months ended June 30, 2020: EUR nil).
•	During the three and six months ended June 30, 2021, professional fees of EUR 64 and EUR 85, respectively payable to a related business of a non-executive director of the Corporation was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss (three and six months ended June 30, 2020: EUR nil).
•	During the three and six months ended June 30, 2021, a total of EUR nil and EUR 11,521, respectively in payments were made to the former Managing Director of Oryx for deferred consideration (three months and six months ended June 30, 2020: EUR nil).

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	26

•	During the three and six months ended June 30, 2021, a total of EUR nil and 140, respectively in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (three and six months ended June 30, 2020: EUR nil).

•	During the three and six months ended June 30, 2021, a total of EUR 8,206 in cash consideration payments were made to the vendors of the sale of Wild Streak (three months and six months ended June 30, 2020: EUR nil).
•	As at June 30, 2021, EUR 8 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2020: EUR 4).
•	As at June 30, 2021, EUR 14 of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Corporation (December 31, 2020: EUR nil).
•	As at June 30, 2021, EUR 208 of trade payables and other liabilities was due to the Corporation’s key management personnel (December 31, 2020: EUR 166).
•	As at June 30, 2021, EUR 26 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and subsequently employees of the Corporation (December 31, 2020: EUR nil).
•	As at June 30, 2021, EUR nil of deferred and contingent consideration was payable to the former Managing Director of Oryx (December 31, 2020: EUR 11,521).
•	As at June 30, 2021, EUR 63 of deferred and contingent consideration was payable to the vendors of the sale Wild Streak and subsequently employees of the Corporation (December 31, 2020: EUR nil).
•	During the three and six months ended June 30, 2021, EUR nil and 22,000, respectively of share capital (three and six months ended June 30, 2020: EUR nil) was issued to the former Managing Director of Oryx upon completion of the earn-out. A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.
•	During the three and six months ended June 30, 2021, EUR 15,310 of shares to be issued (three and six months ended June 30, 2020: EUR nil) to the vendors for the sale of Wild Streak and subsequently employees of the Corporation was recognized in the interim unaudited condensed consolidated statements of changes in equity.
•	During the three and six months ended June 30, 2021, EUR 1,918 additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity in relation to the private placement by key management personnel of the Corporation (three and six months ended June 30, 2020: EUR nil).
•	During the three and six months ended June 30, 2021, EUR 143 and EUR 410 additional share capital, respectively, was recognized in the interim unaudited condensed consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Corporation (three and six months ended June 30, 2020: EUR 219).

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	27

7	DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	June 30,	August 11,
	2021	2021
Common Shares	19,948,814	19,948,814
Broker Warrants	16,886	16,886
Fixed Stock Options	1,105,271	1,105,271
Restricted Share Units	235,000	235,000
Deferred Share Units	253,800	253,800
	21,559,771	21,559,771

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	28

8	CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and judgments in applying the Corporation’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the interim unaudited condensed consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Corporation believes could have the most significant impact on the amounts recognized in the interim unaudited condensed consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Corporation has determined that B2B Online Gaming and Online Media, part of discontinued operations, are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	29

-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Corporation determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Corporation determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-	movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and

-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Corporation’s interim unaudited condensed consolidated statements of financial position and interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	30

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Corporation is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Corporation’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Corporation is required to estimate the future volatility of the market value of the Corporation’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Contingent consideration

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of contingent consideration and considers all facts and circumstances relevant to the acquisition’s future earnings upon which the liability is calculated. Any changes in the economic environment or operational activity of the acquisition may impact management’s assessment of the liability and may have a material impact on the Corporation’s interim unaudited condensed consolidated statements of financial position and interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

-	Key sources of estimation

In determining the fair value of contingent consideration, the Corporation is required to estimate the future earnings generated by the acquisition over an agreed period after the acquisition and apply defined and fixed rules in order to calculate the expected future payment. The Corporation determines fair value by using estimates including projected future earnings of the acquisition consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	31

9	CHANGES IN ACCOUNTING POLICY

There have been no changes in the Corporation’s accounting policies in any of the reporting periods discussed in this MD&A.

10	RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

Limited operating history

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is subject to the risks including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation's business, the Corporation's ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

Key personnel

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation's continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation's operations and business prospects. In addition, the Corporation's future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation's business, operating results, and financial condition.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	32

Additional financing requirements

In order to accelerate the Corporation's growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

Competition

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation's current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

Management of growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation's operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	33

Absence of profits

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

Conflicts of interest

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

COVID-19

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Corporation as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

Our main priorities in dealing with the COVID-19 situation are to minimize the risk of spreading the virus and to create a safe workplace for our employees as well as to maintain the operation for our operators. We continue to comply with all the requirements from the authorities in the countries we operate in, and in many instances, we have taken more far-reaching initiatives. Thanks to the measures that have been implemented in terms of social distancing, changed working processes and routines for our employees, our operations have been able to continue without any large negative effects.

However, the Corporation derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix have. Furthermore, the Corporation has limited exposure to sports betting revenues that have obviously been impacted by the lack of professional sports.

As at the time of publishing, the Corporation’s financial performance, financial position and cash flow has been positively impacted as a result of people staying at home. Management will continue to monitor events and effects to the Corporation closely and will amend its forecasts as and when it deems necessary.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	34

11	ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

Bragg Gaming Group Inc. Management Discussion & Analysis June 30, 2021	35